UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Bonds.com Group, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

098003106

(CUSIP Number)

Rima R. Moawad

Haynes and Boone, LLP

30 Rockefeller Plaza

26th Floor

New York, New York 10112

212.659.4996

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 098003106

1.	Names of Reporting Persons Michel Daher
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Lebanon
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 307,086[1]
	8.	Shared Voting Power 460,630[2]
	9.	Sole Dispositive Power 307,086[1]
	10.	Shared Dispositive Power 460,630[2]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 767,716[3]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 75.9%
14.	Type of Reporting Person (See Instructions) IN

[1]	Includes 164,230 shares of Common Stock issuable upon conversion of shares of Series E-2 Convertible Preferred Stock and 142,856 shares of Common Stock issuable upon exercise of Warrants.
[2]	Includes 246,345 shares of Common Stock issuable upon conversion of shares of Series E-2 Convertible Preferred Stock and 214,285 shares of Common Stock issuable upon exercise of Warrants.
[3]	Includes 410,575 shares of Common Stock issuable upon conversion of shares of Series E-2 Convertible Preferred Stock and 357,141 shares of Common Stock issuable upon exercise of Warrants.

CUSIP 098003106

1.	Names of Reporting Persons Abdallah Daher
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Lebanon
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 460,630[1]
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 460,630[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 460,630[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 65.4%
14.	Type of Reporting Person (See Instructions) IN

[1]	Includes 246,345 shares of Common Stock issuable upon conversion of shares of Series E-2 Convertible Preferred Stock and 214,285 shares of Common Stock issuable upon exercise of Warrants.

CUSIP 098003106

1.	Names of Reporting Persons Daher Bonds Investment Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 460,630[1]
	8.	Shared Voting Power
	9.	Sole Dispositive Power 460,630[1]
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 460,630[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 65.4%
14.	Type of Reporting Person (See Instructions) OO

[1]	Includes 246,345 shares of Common Stock issuable upon conversion of shares of Series E-2 Convertible Preferred Stock and 214,285 shares of Common Stock issuable upon exercise of Warrants.

CUSIP 098003106

1.	Names of Reporting Persons Mida Holdings
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 307,086[1]
	8.	Shared Voting Power
	9.	Sole Dispositive Power 307,086[1]
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 307,086[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 55.8%
14.	Type of Reporting Person (See Instructions) OO

[1]	Includes 164,230 shares of Common Stock issuable upon conversion of shares of Series E-2 Convertible Preferred Stock and 142,856 shares of Common Stock issuable upon exercise of Warrants.

CUSIP 098003106

This Amendment No. 6 to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on December 15, 2011, as amended by Amendment No. 1 filed on June 15, 2012, Amendment No. 2 filed on March 15, 2013, Amendment No. 3 filed on January 17, 2014, Amendment No. 4 filed on January 28, 2014 and Amendment No. 5 filed on March 4, 2014 (as amended, the “Schedule 13D”). Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented and amended by the following additional information:

On March 5, 2014, the Issuer, MTS Markets International, Inc. (“MTS”), an affiliate of the London Stock Exchange Group, and MMI Newco Inc., a wholly-owned subsidiary of MTS (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). On the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of MTS (the “Merger”). As disclosed by the Issuer, the aggregate cash consideration (the “Merger Consideration”) is approximately $15 million according to the terms of the Merger Agreement and subject to certain adjustments described therein.

Pursuant to the Merger Agreement, MTS will place $1.5 million of proceeds from the sale of the shares pursuant to the Merger into escrow to cover the purchase price adjustment and certain potential indemnity claims. In the absence of claims, these funds will be released to the Series E-2 stockholders of the Issuer, including the Reporting Persons, in increments of $500,000 beginning on the first anniversary of closing and continuing on the 18 and 24 month anniversaries of closing. In addition, from $100,000 up to $200,000 will be held by a stockholder representative as a reserve for expenses incurred in connection with such person’s duties as a stockholder representative.

In connection with the Merger Agreement, certain of the Issuer’s stockholders, including the Reporting Persons, have executed a Written Consent of Certain Stockholders of Bonds.com Group, Inc. (the “Stockholder Consent”) on March 12, 2014, pursuant to which those stockholders, including the Reporting Persons, have affirmatively approved the Merger Agreement and the transactions contemplated thereby. In addition, pursuant to the Stockholder Consent, among other things, the Reporting Persons have agreed not to transfer, at any time prior to the effective time of the Merger, any shares of the Issuer’s capital stock held by the Reporting Persons.

If the Merger is consummated, the outstanding shares of common stock will cease to be registered under the Exchange Act, and the Issuer will become a wholly-owned subsidiary of MTS.

The Reporting Persons previously announced certain potential proposals regarding a possible change of control transaction or other business combination or refinancing transaction involving the Issuer. In light of the Issuer’s announcement of the pending Merger, the Reporting Persons have ceased their discussions with the Issuer regarding such a change of control transaction or other business combination or refinancing transaction other than the transactions contemplated by the Merger Agreement. The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.

The foregoing description of the Stockholder Consent does not purport to be a complete description and is qualified in its entirety by reference to such document. A copy of the Stockholder Consent is attached hereto as Exhibit 99.1 and is incorporated herein by reference. References to, and descriptions of, the Merger Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Merger Agreement filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the SEC on March 7, 2014 which is incorporated in its entirety in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page herein.

CUSIP 098003106

(b) Number of shares as to which the Reporting Person has:

(i)	sole power to vote or to direct the vote: See Item 7 on the cover page hereto.

(ii)	shared power to vote or to direct the vote: See Item 8 on the cover page hereto.

(iii)	sole power to dispose or to direct the disposition of: See Item 9 on the cover page hereto.

(iv)	shared power to dispose or to direct the disposition: See Item 10 on the cover page hereto.

All percentages set forth in this statement are based on 243,438 shares of Common Stock, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2013.

(c) Transactions by the Reporting Person in shares of Common Stock of the Issuer in the last sixty days consist of the following transactions: None.

Item 7.	Material to be Filed as Exhibits

99.1	Written Consent of Certain Stockholders of Bonds.com Group, Inc., signed by Daher Bonds Investment Company and Mida Holdings on March 12, 2014.

CUSIP 098003106

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2014

/s/ Michel Daher
Michel Daher

/s/ Abdallah Daher
Abdallah Daher

Daher Bonds Investment Company

By:	/s/ Michel Daher
Michel Daher, Manager

Mida Holdings

By:	/s/ Michel Daher
Michel Daher, Manager

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).